N E W S R E L E A S E

June 9, 2016

 Nevsun Advises Reservoir Shareholders to Regard With Caution the Misleading and
Self-Interested Claims of Jing Bao and XGC

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (the “Company” or “Nevsun”) responded to misleading and self-interested claims published today by two dissident Reservoir shareholders, Jing Bao (Asia) Ltd. (“Jing Bao”) and Shandong Xianggung Group Co., Ltd. (“XGC”).

On April 24, 2016, Nevsun and Reservoir entered into definitive agreements for a strategic US$1.1 billion business combination (the “Arrangement Agreement”) to create a diversified mid-tier base metals company with over US$300 million cash and no debt, a cash producing operating asset in Bisha, a high grade open pit copper-zinc mine, and 100% ownership in the upper zone of the Timok Copper Project in Serbia (“Upper Zone”), a high grade copper and gold development project.

This strategic combination, and a concurrent funding agreement by which Nevsun purchased 19.99% of Reservoir’s shares outstanding for C$9.40 per share in cash and provided an unsecured loan for US$45 million, was the product of a rigorous and highly competitive process involving over 25 different parties, including Jing Bao and XGC.

Reservoir’s Board of Directors voted unanimously to approve the Arrangement Agreement, supported by a fairness opinion from Reservoir’s financial adviser. The compelling value and rationale for this transaction is further underscored by the recommendations from both ISS Proxy Advisory Services and Glass, Lewis & Co., two leading independent proxy advisory firms, that Reservoir shareholders vote FOR the arrangement.

As Reservoir’s President and Chief Executive Officer, Simon Ingram, said upon announcing the transaction:

“This is an excellent outcome for Reservoir and its shareholders, delivering premium value, and most importantly will expedite the development of the Timok Copper-Gold Project to the benefit of all stakeholders. Reservoir’s Board of Directors determined that this transaction is the best funding alternative for our shareholders to fund the Timok ROFO.  Nevsun is a proven mine developer with the technical experience and strong balance sheet to enable Timok development. Reservoir shareholders retain exposure to the development potential of Timok and also gain exposure to the operating Bisha mine’s cash flow and additional exploration potential.  The combined company will be in a strong position to efficiently advance the Timok project to production.”

Commenting today, Cliff Davis, President and CEO of Nevsun, said, “Reservoir shareholders have a very attractive ‘bird in the hand’ with our binding offer. Jing Bao and XGC are offering nothing binding in return. It seems clear to us they’re just trying to kill the bird so that they can come back later and seize Timok for their own interests. This is clear in the security demanded as part of XGC’s proposed financing agreement and its stated interest in a ‘future off-take agreement’. Reservoir shareholders should consider the facts and act in their own interest by voting now to receive the premium value of our offer, while continuing to have a significant participation in the well-funded development of Timok and the combined enterprise.”

Nevsun notes the following points in response to the claims published today by Jing Bao and XGC:

  With the support of Jing Bao, XGC has proposed a non-binding financing to Reservoir. Proposed terms include a US$50 million loan, secured by Reservoir’s interest in Timok as well as other Reservoir assets. XGC could obtain full ownership of Reservoir’s interest in Timok if Reservoir were to default on the loan, which is a significant risk since Reservoir has no current operations that would allow it to service the loan or repay it when it comes due.
  XGC’s proposed terms also include a dilutive US$80 million issue of Reservoir equity at just C$8.00 per share. That’s a significant discount to Reservoir’s closing share price of C$8.76 on June 7, 2016 and an even greater discount to the price of C$9.40 at which Nevsun recently financed Reservoir. If XGC really believes Nevsun’s offer undervalues Reservoir shares, why should shareholders suffer XGC’s dilutive offer to buy Reservoir equity at a substantial discount to the shares’ current value?
  Reservoir’s shares are currently trading at a premium linked to the Arrangement and the price might decline sharply if the Arrangement is rejected.

  Jing Bao’s latest promise, to provide a term sheet for a US$20 million convertible debenture by June 12, 2016, is meaningless. It is a promise for a non-binding term sheet for money that Reservoir doesn’t need if the Arrangement is approved.
  Likewise, in claiming Reservoir’s shareholders would retain “up to” 80% of the Timok project under XGC’s proposal, XGC fails to account for the need to fund Timok’s development, which Nevsun is able to do out of its treasury and the secured cash flows from its Bisha mine. Under XGC’s proposal, Reservoir shareholders would be subject to considerable and unknowable uncertainty, dilution and risk over a period of years.
  Jing Bao wants the two Reservoir board members each owning more than 100,000 shares to be able to “truly and freely consider” XGC’s proposal. However these directors, and indeed, the entire Reservoir Board, have already considered a number of competing proposals and voted “truly and freely” to support and recommend the Nevsun transaction.
  Despite significant effort, Nevsun has been unable to determine who owns or operates Jing Bao. This lack of transparency should be a concern for Reservoir shareholders given Jing Bao’s many claims and promises.
  Jing Bao and XGC curiously speak of “glass houses” while invoking human rights. The recent United Nations Commission of Inquiry on Human Rights in Eritrea makes no mention of either Nevsun or the Bisha mine. Nevsun is constantly working to ensure that the Bisha Mine has a positive social and economic impact and that it generates shared prosperity through its operations (refer to Nevsun’s 2015 Corporate Social Responsibility report issued on May 9, 2016).

“Reservoir’s Board of Directors and President and CEO, as well as both ISS and Glass Lewis, have recommended shareholders vote in favour of the arrangement agreement,” said Mr. Davis. “We respectfully urge them to take this advice rather than listen to the self-interested claims and empty promises being thrown around by Jing Bao and XGC.”

TIME IS SHORT – PROXIES SUBMITTED MUST BE RECEIVED BY 9:00 AM, VANCOUVER TIME, ON WEDNESDAY, JUNE 15, 2016. VOTE YOUR PROXY NOW TO RECEIVE PREMIUM VALUE AND UPSIDE

If you have any questions or need assistance with voting, please contact D.F. King, the proxy solicitation agent, by telephone at 1-866-822-1237 (North American Toll Free) or 1-201-806-7301 (Collect Outside North America); or by email at: inquiries@dfking.com.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has 9 years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet with no debt and pays a peer leading quarterly dividend. Nevsun is well positioned to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). The use of any of the words “expect”, “potential”, “target”, “anticipate”, “continue”, “estimate”, “objective”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this news release contains forward-looking statements and information concerning: the previously announced combination of Nevsun and Reservoir, the alternative transactions that Reservoir may or may not have at its disposal, the proposed terms of such alternatives and the potential outcomes that may arise from such alternatives. Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties, many of which are beyond Nevsun’s and Reservoir’s control. These include, but are not limited to, the risk that the Arrangement may not close when planned or at all or on the terms and conditions set forth in the Arrangement Agreement; and the failure to obtain the necessary shareholder and court approvals, if applicable, required in order to proceed with the Arrangement, as well as all the possible outcomes involving both Jing Bao and XGC proposals to Reservoir referred to in this release. Readers are cautioned that the foregoing list of factors is not exhaustive. Further information concerning risks and uncertainties associated with these forward-looking statements and Nevsun’s business can be found in Nevsun’s Annual Information Form for the year ended December 31, 2015, which is available on Nevsun’s website (www.nevsun.com), filed under Nevsun’s profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F. Actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits may be derived there from. Accordingly, readers should not place undue reliance on this information.

Neither TSX nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	Media Inquiries: Alan Bayless Longview Communications Inc. (604) 694-6037 Email: abayless@longviewcomms.ca Website: www.nevsun.com